UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	⌧ Form 10-K	◻ Form 20-F	◻ Form 11-K	◻ Form 10-Q	◻ Form 10-D
	◻ Form N-SAR	◻ Form N-CSR

	For Period Ended:	December 31, 2022
◻ Transition Report on Form 10-K
◻ Transition Report on Form 20-F
◻ Transition Report on Form 11-K
◻ Transition Report on Form 10-Q
◻ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aceragen, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

505 Eagleview Blvd., Suite 212
Address of Principal Executive Office (Street and Number)

Exton, Pennsylvania, 19341
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aceragen, Inc. (formerly known as Idera Pharmaceuticals, Inc.) (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (the “Form 10-K”) by March 31, 2023, the prescribed due date for such filing. The Company requires additional time to finalize and review its consolidated financial statements and complete its financial statement close process, primarily related to addressing the accounting for the acquisition of Aceragen, Inc., a privately-held Delaware corporation, and its wholly owned subsidiaries. As a result, the Company is unable to file the Form 10-K by the prescribed due date without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John J. Kirby	(484)	348-1600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			⌧ Yes ◻ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			⌧ Yes ◻ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss from operations of approximately $27.8 million for its fiscal year ended December 31, 2022 compared to a loss from operations of approximately $27.7 million for its fiscal year ended December 31, 2021. The Company expects to report net loss of approximately $23.4 million for its fiscal year ended December 31, 2022 compared to net income of $98.1 million for its fiscal year ended December 31, 2021. The Company expects to report net loss attributable to common stockholders for its fiscal year ended December 31, 2022 of approximately $23.4 million, or $(7.18) per basic and diluted share, compared to net income attributable to common stockholders of $96.9 million, or $33.49 per basic share and ($9.78) per diluted share, for its fiscal year ended December 31, 2021, primarily due to non-cash warrant and future tranche right revaluation gains totaling approximately $125.8 million recognized during the 2021 period which were not incurred during the 2022 period. Excluding the non-cash gain of approximately $125.8 million, net loss applicable to common stockholders for the year ended December 31, 2021 was $28.8 million.

Forward Looking Statements

Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. For example, forward-looking statements include, without limitation, statements regarding the Company’s expectations regarding its financial information for its fiscal year ended December 31, 2022. Unless otherwise required by applicable law, the Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

Aceragen, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By:	/s/ John J. Kirby
John J. Kirby
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).